Via EDGAR and Email

September 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Division of Corporation Finance

Re: Park Dental Partners, Inc.

Registration Statement on Form S-1

Filed September 3, 2025

File No. 333-290001

Dear Mr. O’Leary:

On behalf of our client, Park Dental Partners, Inc., a Minnesota corporation (the “Registrant”), we are responding to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter, dated September 17, 2025, with respect to the Registrant’s Registration Statement on Form S-1 filed with the Commission on September 3, 2025, File No. 333-290001 (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is included in bold and italics and is followed by the corresponding response of the Registrant. Unless the context indicates otherwise, references in this response letter (this “Letter”) to “we,” “us,” and “our” refer to the Registrant.

Concurrent with the submission of this Letter, the Registrant is filing Amendment No. 1 to Registration Statement on Form S-1/A (“Amendment No. 1”). Capitalized terms used but not otherwise defined in this Letter shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1 Filed September 3, 2025

Underwriting

Directed Share Program, page 119

1.	We note your disclosure here and in other parts of the prospectus regarding your directed share program, including that the relevant shares will be offered to certain individuals, including your directors, executive officers and employees. Please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program. Please also clarify the extent to which any of your directors or officers have indicated an interest in purchasing shares in your offering.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1, on pages 105 and 120, to provide the noted information. On September 3, 2025 following the public filing of the registration statement for this offering with the Securities and Exchange Commission, prospective participants in the Registrant’s directed share program (the “Program”), including, but not limited to, directors, officers, and other employees of the Registrant (“Participants”), were notified of the administrative procedures, such as procedures to open an account with the underwriters, to be offered an opportunity to participate in the Program. An invitation to participate in the Directed Share Program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any director, officer, employee, or participant will receive an invitation or an allocation in the reserved share program.

Under the Program, Participants will have the option to acquire an aggregate of up to 10% of the total shares offered in the offering at the same price as any other investor who purchases shares in the Offering. Participants will be able to elect to participate in the Program via completing a Northland Securities, Inc. (“Northland Securities”) account creation form, signing a certification, and indicating a preliminary dollar amount they intend to invest in the Program. Northland Securities an underwriter in this offering, will administer the Program. The Registrant currently anticipates that each Participant must invest a minimum of $10,000, and maximum investments under the Program are expected to be $100,000 for directors and officers of the Registrant and $200,000 for all other Participants.

The Registrant anticipates that allocation priority will be structured into three tiers: (i) affiliated dentists of the Registrant; (ii) directors, officers, and other employees of the Registrant; and (iii) all other Participants. Participants in Tier II will only receive an allocation if Tier I Participants do not purchase their full allocation, and Tier III Participants will only receive an allocation if Participants in Tier I and Tier II do not purchase their full allocation. At the time of the Offering, Northland Securities will review Participant interest level and determine final allocations, including pro rata allocation within priority tiers. Certain of our directors and officers have indicated interest in purchasing shares under the Program, and each director or officer who purchases shares under the Program, if any, will be subject to the maximum investment limitations and other terms and conditions of the Program that are generally applicable to all Participants. All shares acquired by existing shareholders, directors, or officers of the Registrant pursuant to the Program will be subject to a 180-day lockup agreement. As disclosed in the “Principal Shareholder” section on page 105 of Amendment No. 1, the share information presented in the table of beneficial ownership set forth in that section does not include any shares purchased under the Program.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-23

2.	In regard to the August 2025 conversion of all previously outstanding Class A-1, Class A-2 and Class A-3 shares to new Common Stock on a 1:1 basis, your disclosures on page F-20 of the Amended Draft Registration Statement submitted on July 29, 2025 indicate that the different classes of Class A common stock received different dividends per unrestricted shares. Please address whether any consideration was given to these differences including whether preferential rights were given to certain classes and correspondingly your consideration of the accounting impact of any preferential rights. Please also address what consideration you gave as to whether the two-class method of EPS should be used prior to the August 2025 conversion. Refer to ASC 260-10-45-59A through 45-70.

Response:

The Registrant acknowledges the Staff’s comment and confirms that the August 2025 conversion to one designation of common stock obligates the Registrant to report financial results, including earnings per share (“EPS”), with the one class of equity in Amendment No. 1. In reaching this conclusion, the Registrant considered guidance within the Division of Corporate Finance’s Financial Reporting Manual, noting that Section 13500 states, “stock splits also require retrospective presentation.” Given that the August 2025 change resulted in exchanging one denomination of equity for another, the Registrant concluded that the conversion was in substance a stock split, and that the guidance applied.

Prior to the conversion, the Registrant’s articles of incorporation and bylaws did not grant preferential rights to any of the A-1, A-2, or A-3 shares and only one class of Common Stock existed.

In August 2024 and December 2024, the Board of Directors of the Registrant declared special dividends to shareholders of all three share denominations (the “2024 Dividends”). Prior to the 2024 Dividends, the Registrant distributed profits through incentive bonuses under its “discretionary shareholder bonus” process, as described on page 21 in Amendment No. 1. The 2024 Dividends were intended to provide a continuation of the distribution of profits practices that were established prior to the Registrant’s 2023 re-organization. The dividend rates established for each denomination of shares were determined based on the projected profit contribution from each denomination of stock aligned with their respective affiliated dental practice. The 2024 Dividends were only distributed to dentists with an ownership interest in the Registrant, and were not distributed to non-equity owning dentists employed by the Registrant. The intent of the 2024 Dividends was to provide a similar profit distribution to shareholders consistent with their ownership at the time of the 2023 reorganization.

At the time that the 2024 Dividends were declared, the Registant communicated to its shareholders that the 2024 Dividends were not intended to establish an ongoing expectation or obligation to continue such distributions. The Registrant notes that no dividends have been declared in 2025. See the table below for a summary of the 2024 Dividends in comparison to shareholder ownership interests and 2024 profit contribution percentages. Had the Registrant calculated EPS using the two-class method the adjustment for the numerator for each denomination of stock is calculated below in the immaterial preferential treatment column.

Share Denomination	Unrestricted Shares Outstanding	Dividend per Share	Dividend	Dividend Distribution	Ownership percentage at time of restructuring	2024 Profit Margin Contribution %	Immaterial preferential treatment
A-1	1,089,139	4.68	5,097,171	76%	83.3%	76%	1,030,496
A-2	629,573	2.29	1,441,722	21%	15.0%	23%	(909,005)
A-3	77,688	2.17	168,583	3%	1.7%	1%	(121,492)
Total	1,796,400		6,707,476	100%	100%	100%	-

Based on these facts and circumstances and the Registrant’s and its shareholders’ intent, the Registrant concluded that outside of the 2024 Dividends, the Board of Directors of the Registrant did not plan to distribute dividends or earnings on a preferential basis. In August 2025, the Registrant converted the outstanding denominations of common stock to a single class of common stock, which resulted in a different EPS calculation and as per the Staff’s guidance quoted above, the Registrant retrospectively restated its financial statements to reflect the conversion, including within the presentation of EPS.

Note 16. Variable Interest Entities, page F-41

3.	We note your response to comment 11. Please expand your disclosures to disclose the significant terms and corresponding effects of the contractual arrangements that resulted in your determination that no amounts should be allocated to non-controlling interests pursuant to ASC 810-10-45-18 through 45-21. We note that the Administrative Resources Agreement restricts the dental practice from making any distributions without Park Dental Partner’s unilateral consent. Please disclose whether the dental practice has a cumulative right to profits that could be distributed to the noncontrolling interests in the future upon Park Dental Partner’s consent or upon termination of the Administrative Resources Agreement.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1, on page F-41, to provide the significant terms and corresponding effects of the contractual arrangements that resulted in the Registrant’s determination that no amounts should be allocated to non-controlling interests.  The Registrant has also revised the disclosure on page F-41 to clarify that the applicable shareholder agreement appended to each Administrative Resource Agreement between the Registrant and the affiliated dental practices does not allow for any distributions (whether for liquidation or non-liquidation purposes) without the approval of the Registrant.

If you have any questions or regarding the filing or this Letter, please contact me at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton
Philip T. Colton

cc:	Peter G. Swenson (via email)
Vincent M. Pecora, Esq., Winthrop & Weinstine, P.A.